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                                             EXHIBIT 21
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News Release
C-96022


Media Contacts:
Neil McGlone   214-995-4961                 Leslie Price 32-2-726-75-80
(Please do not publish these numbers.)


             Texas Instruments Announces Death of Jerry R. Junkins

DALLAS (May 29, 1996) --Texas Instruments today announced that Jerry R. Junkins, TI's chairman, president and CEO, died suddenly today of cardiac arrest during a business trip in Europe. Mr. Junkins was 58.

TI's office of the chief executive, made up of Mr. Junkins and Vice Chairmen Bill Mitchell and Pat Weber, has functioned since December 1993. Bill and Pat will continue the functions of the office of the chief executive and will oversee the day-to-day operations of the company in the near term.

Mr. Junkins joined TI in 1959. He became president and chief executive officer of TI in 1985, and chairman in 1988.

Mr. Junkins also served in a broad range of civic and industrial positions, including: member of the board of trustees of Southern Methodist University; and member of the board of directors of Caterpillar Inc.; The Procter & Gamble Company and 3M. He was also a member of the Business Council, co-Chairman of The Business Roundtable, and chairman of its International Trade and Investment Task Force.

Mr. Junkins leaves a wife, Sally, two daughters, a son-in-law, and one granddaughter.

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NOTE TO EDITORS:  Texas Instruments Incorporated, headquartered in
Dallas, Texas, is a high-technology company with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors; defense electronics systems; software productivity tools; printers, mobile computing products and consumer electronics products; electrical controls; and metallurgical materials.

More information about TI is located on the World Wide Web at http://www.ti.com

News Release
C-96025


Media Contacts:
Neil McGlone   214-995-4961                Leslie Price 32-2-726-75-80
(Please do not publish these numbers.)


           TI Board Names Weber as Acting President and CEO

DALLAS (May 30, 1996) -- At a special meeting yesterday afternoon, the Texas Instruments Board of Directors designated William P. (Pat) Weber to act as president and chief executive officer of the company while the Board works through the process of naming a successor to Jerry R. Junkins. Junkins, who had been president and CEO since 1985 and chairman since 1988, died suddenly while on a business trip in Germany on Wednesday.

By designating Weber as the focal point for decisions, TI utilizes the strong management structure that has been in place for the past several years.

TI established an office of the chief executive in 1993, comprised of Junkins and Vice Chairmen Pat Weber and William B. Mitchell. At the same time, TI created a Strategy Leadership Team comprised of the company's senior operations and staff officers. Both of these structures embody a management philosophy based on teamwork and partnership. Mitchell and Weber will continue working together in the office of the chief executive, and the Strategy Leadership Team remains unchanged.

"One of Jerry's great legacies is that he built a strong, global management team that shares a common vision and strategy. We will miss him terribly as a leader and as a friend. The best way we can pay due honor to Jerry is to move steadfastly ahead toward our goals for Texas Instruments," Weber said.

Background on Weber

Weber has been a member of TI's board of directors since 1984. Prior to joining the office of the chief executive, Weber was president of the company's largest business, semiconductors, from 1986 to 1993, where he led the business through a fundamental transition in technology, products, capacity, and marketing.

Since joining TI in 1962, Weber has held a number of positions in TI's semiconductor, international, defense, digital systems, consumer, and material/controls businesses. He also has held corporate assignments overseeing strategic planning, marketing, research and development, licensing, and communications. Weber was directly involved in the strategic redirection of TI business, international, and intellectual property strategies.

In addition to his TI duties, Weber participates in a range of activities in business, government, civic affairs, and education. He is a member of the board of directors of Kmart Corporation. He is board chairman of the Semiconductor Industry Association and a board member of the Pacific Basin Economic Council, and the U.S.-Japan, U.S.-Korea, and U.S.-Philippines Business Councils. He also serves on The University of Texas at Dallas Development Board.

Weber holds a bachelor of science in industrial engineering from Lamar University and a master of science in engineering from Southern
Methodist University.

He is married and has two daughters.

#   #   #

NOTE TO EDITORS: Texas Instruments Incorporated, headquartered in Dallas, Texas, is a high-technology company with sales or manufacturing operations in more than 30 countries. TI products and services include semiconductors; defense electronics systems; software productivity tools; printers, mobile computing products and consumer electronics products; electrical controls; and metallurgical materials.


More information about TI is located on the World Wide Web at http://www.ti.com